(212) 318-6053
keithpisani@paulhastings.com

May 23, 2008	39559.00001

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. van Doorn:

Re:	Excelsior LaSalle Property Fund, Inc.
Form 10-K for the fiscal year ended December 31, 2007, filed March 7, 2008 SEC File No. 000-51948

On behalf of our client, Excelsior LaSalle Property Fund, Inc. (the “Fund”), we are transmitting this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) conveyed by letter dated May 22, 2008, relating to the Fund’s Form 10-K (the “2007 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2008.  We have incorporated the comment into this response letter in italics and have provided the Fund’s response below the comment.

Form 10-K for the year ended December 31, 2007

Item 1B Unresolved Staff Comments, page 18

1.           We have considered your response to our prior comment 1.  Please explain to us how you will ensure that you are able to comply with the requirements of Rule 3-14 of Regulation S-X for all future transactions.

As stated in our letter to you dated May 9, 2008, since the Fund has registered its class A common stock under the Securities Exchange Act of 1934, it has invariably made provisions to obtain financial statements meeting the requirements of Rule 3-14 of Regulation S-X (“Rule 3-14”) from the sellers of properties it purchases if such financial statements are necessary for the Fund to comply with its reporting obligations.  The Fund has advised us that, in all future transactions, it will continue to require the sellers of properties it purchases to contractually agree to provide the assistance necessary to enable

Ms. Linda van Doorn
May 23, 2008

the Fund to generate financial statements meeting the requirements of Rule 3-14 if such financial statements are necessary for the Fund to comply with its reporting obligations.

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If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani

Keith Pisani
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:          Michael Zuppone, Esq.